UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

This Form 6-K consists of the following:

1.               Press release issued by ABB Ltd dated February 14, 2008.

2.               Press release issued by ABB Ltd dated February 13, 2008.

3.               Announcements regarding transactions in ABB Ltd’s securities made by the directors or members of the Executive Committee.

The information provided by Item 1 above is deemed filed for all purposes under the Securities Exchange Act of 1934, including by reference in the Registration Statement on Form S-8 (Registration No. 333-129271).

2

ABB Group full-year and Q4 results 2007
Press Release

Strong 2007 results on continued growth and
operational improvement

•	Full-year orders increased 27%, revenues grew 25%, order backlog up 44%
•	2007 EBIT rose 57% to $4.0 billion, EBIT margin at 13.8% vs 11.0% in 2006
•	Net income up to $3.8 billion, partly on tax effect and divestment gain
•	Board of Directors proposes to double the dividend to Sfr. 0.48 per share and approves a Sfr. 2.2 billion share buyback program
•	Michel Demaré appointed interim CEO

Zurich, Switzerland, February 14, 2008 — ABB’s net income increased to a record $3.8 billion in 2007 from $1.4 billion a year earlier as markets remained strong and further operational improvements were made. In addition, a gain on the sale of ABB Lummus Global and a tax benefit together contributed approximately $1 billion to the 2007 net income.

Full-year earnings before interest and taxes (EBIT) grew 57 percent to $4.0 billion on a 25-percent increase in revenues (local currencies: 18 percent) to $29.2 billion. Orders were 27 percent higher (local currencies: 19 percent), leading to an order backlog of $22.7 billion at the end of 2007, an increase of 44 percent (local currencies: 32 percent) versus the end of 2006.

Orders, revenues and EBIT grew in all divisions and regions as global demand remained strong for technology to increase power grid reliability, industrial productivity and energy efficiency.

Strong demand, strategic measures and operational improvements, such as more sourcing from emerging economies, helped lift the EBIT margin to 13.8 percent from 11.0 percent in 2006. Cash flow from operating activities increased 58 percent to $3 billion, reflecting both higher EBIT and improvements in working capital management.

“2007 was a great year for ABB,” said Michel Demaré, ABB’s interim Chief Executive Officer and its Chief Financial Officer. “Demand remained strong around the globe for the products and services at the heart of our business — to increase energy efficiency, deliver power more reliably, and improve industrial productivity. We also profited again from our improved operational performance and expansion in emerging markets. This puts us in a strong position heading into 2008.

“The good performance in 2007 is also reflected in our proposal to double the dividend and the decision to launch a share buyback program,” Demaré said. “These measures increase returns to shareholders, improve our capital efficiency and, at the same time, ABB retains full flexibility to follow our growth ambitions, both organic and external.”

2007 Q4 and full-year key figures

	Q4 07	Q4 06(1)	Change		2007	2006(1)	Change
US$ millions unless otherwise indicated			US$	Local			US$	Local
Orders	8,868	7,129	24%	14%	34,348	27,048	27%	19%
Order backlog (end Dec.)	22,715	15,829	44%	32%
Revenues	8,713	6,886	27%	16%	29,183	23,281	25%	18%
EBIT	1,145	763	50%		4,023	2,557	57%
as % of revenues	13.1	11.1			13.8	11.0
Net income	1,753	422	315%		3,757	1,390	170%
Basic earnings per share ($)	0.76	0.19			1.66	0.65
Dividend per share (CHF)					0.48 (2)	0.24	100%
Cash flow from operations	1,469	1,040	41%		3,054	1,939	58%
Free cash flow(3)					2,429	1,598	52%
as % of net income(3)					65%	115%
Return on capital employed(3)					35%	21%

(1)Adjusted to reflect the reclassification of activities to Discontinued operations; (2) Proposed by the Board of Directors; (3) Reported annually only

In the fourth quarter ending Dec. 31, 2007, orders rose 24 percent (local currencies: 14 percent) while revenues were 27 percent higher (local currencies: 16 percent) compared to the fourth quarter of 2006. Fourth-quarter EBIT increased 50 percent to $1.1 billion, producing an EBIT margin of 13.1 percent versus 11.1 percent in the same quarter a year earlier.

Net income in the fourth quarter of 2007 amounted to $1.8 billion compared to $422 million in the same quarter in 2006. The reported net income includes a $530-million gain on the sale of ABB Lummus Global and a $475-million tax benefit from the recognition of deferred tax assets. Excluding those impacts, 2007 fourth-quarter net income amounted to $748 million, an increase of 77 percent compared to the same quarter in 2006. For the full year 2007, net income excluding the tax impact and ABB Lummus gain amounted to $2.8 billion, an increase of 98 percent compared to 2006.(1)  Full-year earnings per share in 2007, excluding the tax impact and the ABB Lummus gain, were $1.22 (versus $1.66 as reported), an increase of 88 percent (155 percent as reported).

The ABB Board of Directors will propose a dividend of Sfr. 0.48 per share to the annual general meeting on May 8, 2008, double the dividend of Sfr. 0.24 per share paid out last year. The dividend will be in the form of a nominal value reduction. In addition, the company has decided to launch a share buyback program up to a maximum value of Sfr. 2.2 billion, equivalent at current exchange rates to approximately $2 billion. The share buyback is designed to allow shareholders to benefit from ABB’s improved profitability and strong cash generation, while maintaining sufficient financial flexibility for the company’s growth ambitions.

Summary of Q4 and full-year 2007 results

Orders received and revenues

ABB’s markets remained robust in 2007, leading to strong double-digit order growth in all divisions for the full year. In OECD countries, utility customers continued to replace ageing equipment and build regional interconnections to use power more efficiently. Grid upgrades were also needed to handle new load requirements and integrate alternative sources of electricity, such as wind power. The build-up of new power infrastructure to support economic growth continued at high levels in the emerging markets. Sustained high raw material and energy costs fuelled further capacity expansions in many process industries in 2007 and, at the same time, drove investments to improve productivity and efficiency.

These trends were also reflected in ABB’s fourth-quarter 2007 order development. The Process Automation division recorded a $660-million increase in large orders (more than $15 million), led by the metals and minerals, oil and gas and marine sectors, resulting in a 70-percent increase (local currencies: 54 percent) in total orders compared to the same quarter in 2006. Automation Products orders increased 21 percent (local currencies: 10 percent) in the quarter on industrial demand for equipment to improve energy efficiency and productivity.

Strong demand for power equipment, especially transformers, supported a 37-percent rise in Power Products orders (local currencies: 26 percent) in the quarter. Orders were 4 percent lower in the Power Systems division (local currencies: 12 percent lower) compared to the very high level in the fourth quarter of 2006. Orders were flat in the Robotics division (lower in local currencies) because of lower demand in the North American automotive sector.

Large orders increased 27 percent in the fourth quarter and represented 19 percent of total orders received, the same as the fourth quarter in 2006. Base orders (less than $15 million) were up 24 percent (local currencies: 14 percent).

Revenues increased across all divisions for the full year and fourth quarter. Revenues were supported by the strong order backlog, increased volume resulting from high demand, and a

(1) Please refer to Reconciliation of non-GAAP financial measures regarding fiscal year 2007 in Appendix IV to this release.

favorable business environment in which increased raw material costs could be offset by higher prices.

The order backlog at the end of December 2007 stood at $22.7 billion, 44 percent higher than at the end of 2006 (local currencies: 32 percent).

Earnings before interest and taxes

The higher EBIT and EBIT margin in both the fourth quarter and full year were achieved through higher revenues and factory loadings, better execution of large projects and lower-cost sourcing. As a result, the gross margin(2) increased to 30.7 percent for the full year compared to 29.0 percent in 2006. EBIT and EBIT margin also benefited from a decrease in selling, general and administrative (SG&A) expenses as a percentage of revenues to 17.0 percent versus 18.6 percent the year before as the result of measures to improve business processes and further reduce corporate costs.

Finance expense, taxes and discontinued operations

Below the EBIT line, a strong cash position and lower debt as a result of the conversion of ABB’s Sfr. 1-billion convertible bonds reduced net finance expense for the full year to $13 million from $160 million in 2006. For the fourth quarter, the strong cash position on the balance sheet produced a positive finance net of $28 million compared to an expense of $24 million in the same quarter in 2006.

The fourth-quarter tax rate benefited from the recognition of deferred tax assets in certain countries, especially the U.S., leading to an unusually low full-year tax rate of 15 percent versus 29 percent in 2006. Excluding this tax benefit, the full-year tax rate was 27 percent.(3)

Income of $554 million was reported in discontinued operations in the quarter, reflecting primarily the gain on the sale of ABB Lummus Global that was announced in November. The Lummus gain was also positively affected by the recognition of deferred tax assets. For the full year, discontinued operations reported income, net of tax, of $586 million.

Cash flow

Cash flow from operations in the fourth quarter improved by more than $400 million compared to the same quarter in 2006, in line with the EBIT growth. Working capital decreased during the quarter, reflecting the successful implementation of capital efficiency measures and the seasonal year-end fulfillment of delivery commitments. Included in fourth-quarter cash from operations is an outflow of $204 million paid as part of ABB’s asbestos agreement in connection with the sale of ABB Lummus Global. Full-year cash flow from operations also included previously-announced payments to asbestos trusts of $382 million, compared to $75 million in 2006.

Free cash flow for the full year increased by 52 percent compared to 2006. Free cash flow as a share of net income, excluding the recognition of deferred tax assets and the gain on the sale of ABB Lummus Global, was 88 percent in 2007 compared to 115 percent in 2006.(3) Including these items, free cash flow as a share of net income was 65 percent. Also contributing to the difference in free cash flow between 2006 and 2007 was a 41-percent increase in cash flows for capital expenditure in 2007, to $756 million, used mainly to increase capacity.

Net cash proceeds of approximately $800 million from the sale of ABB Lummus Global are accounted for in cash from investing activities.

Balance sheet

Net cash was $5.4 billion at the end of 2007, compared to net cash of $3.3 billion at the end of the third quarter and $1.4 billion at the end of 2006. The fourth-quarter increase reflects mainly

(2) Gross margin is calculated as revenues less cost of sales, divided by revenues

(3) Please refer to Reconciliation of non-GAAP financial measures regarding fiscal year 2007 in Appendix IV to this release.

the growth in cash from operating activities and proceeds from the ABB Lummus Global transaction. The full-year increase also reflects the lower debt resulting from the conversion of the company’s 1-billion Swiss franc convertible bond.

Gearing decreased to 19 percent at the end of December 2007, versus 34 percent a year earlier, primarily the result of higher earnings during the year, combined with the lower debt and higher equity following the 1-billion Swiss franc bond conversion.

ABB’s pension funding further improved in 2007, mainly the result of higher discount rates. At the end of 2007, ABB’s pension position was overfunded in the amount of $22 million compared to an underfunding of $115 million at the end of 2006.

Both Standard & Poor’s and Moody’s increased their credit ratings for ABB since the beginning of 2007. Standard & Poor’s increased the rating to A– from BBB+, while Moody’s lifted its rating to A3 from Baa1, citing the company’s improving margins and reduced debt.

Dividend and share buyback program

For 2007, ABB’s Board of Directors proposes to double the dividend to Sfr. 0.48 per share compared to Sfr. 0.24 per share in 2006. The proposal is subject to approval by shareholders at the company’s annual general meeting on May 8, 2008, in Zurich, Switzerland. If approved, the dividend would take the form of a reduction in the nominal (par) value of the shares from Sfr. 2.50 to Sfr. 2.02 and the ex-dividend and payout date is expected to be at the end of July, 2008.

In addition, the company has decided to launch a share buyback program up to a maximum value of Sfr. 2.2 billion, equivalent at current exchange rates to approximately $2 billion. ABB intends to complete it prior to the annual general meeting of shareholders in 2010 and to propose the cancellation of the shares at that meeting. The share buyback is designed to allow shareholders to benefit from ABB’s improved profitability and strong cash generation, while maintaining sufficient financial flexibility for the company’s growth ambitions.

Divestitures

ABB continued to divest non-core activities in 2007. In February, the company announced the sale of its equity investments in two power projects, part of its Equity Ventures holdings, for $490 million. In November, ABB announced the completion of the sale of its ABB Lummus Global oil and gas business which resulted in a gain of approximately $530 million reported in the fourth quarter in Discontinued operations. With these transactions, the portfolio realignment begun in 2003 is almost complete.

Management appointments

On February 13, 2008, ABB announced that former CEO Fred Kindle is leaving ABB due to irreconcilable differences about how to lead the company. Michel Demaré has been appointed interim CEO in addition to his role as Chief Financial Officer. The search for a permanent successor has commenced.

Ravi Uppal, previously regional manager of South Asia and country manager for India, was appointed to the ABB Group Executive Committee as president of Global Markets, effective July 1, 2007.

Strategy 2007 to 2011

On September 5, the company announced its strategy and financial plan for the period 2007 to 2011. The company aims to achieve a compound annual growth rate (CAGR) for revenues over the period of between 8 and 11 percent and an EBIT margin between a minimum of 11 percent and 16 percent. Earnings per share are expected to grow at a CAGR of 15-20 percent while return on capital employed, after tax, is forecast to exceed 30 percent by 2011. ABB expects free cash flow to amount to 100 percent of net income, on average, over the period.

Compliance

As a result of its ongoing internal investigations, in the course of 2007 ABB disclosed to the U.S. Department of Justice and the U.S. Securities and Exchange Commission various additional suspect payments that occurred across several years. In addition, ABB has continued to cooperate with various anti-trust authorities, including the European Commission, regarding certain allegedly anti-competitive practices. The outcome of these matters as well as previously disclosed matters could have a material impact on the company’s consolidated operating results, cash flows and financial position.

Employment

ABB employed approximately 112,000 people at the end of December 2007, an increase of 4,000 compared to the end of 2006. The sale of ABB Lummus Global in the fourth quarter of 2007 reduced the number of employees by approximately 2,400.

Outlook for 2008

The global market for power transmission and distribution infrastructure is expected to remain buoyant in 2008. Demand is forecast to be driven in Europe and North America by the need for equipment replacement, improved grid reliability and efficiency and further grid interconnections. In Asia and the Middle East and Africa, demand is expected to be driven by the development of new power infrastructure.

The industrial automation market is expected to remain attractive in the emerging economies, driven by high commodity prices and the need for greater energy efficiency and process quality. In the mature economies, some countries or early-cycle sectors may see a dampening of demand related to slower overall economic growth.

Based on these assumptions, and barring an extended recession in the global economy, ABB expects growth rates in 2008 of about 15-20 percent for its power-related activities and about 10 percent in its automation activities.

Divisional performance Q4 and full year 2007

Power Products

	Q4 07	Q4 06(1)	Change		2007	2006(1)	Change
$ millions unless otherwise indicated			US$	Local			US$	Local
Orders	2,751	2,005	37%	26%	11,320	8,572	32%	25%
Order backlog (end Dec.)	6,932	4,845	43%	32%
Revenues	2,910	2,247	30%	20%	9,777	7,275	34%	27%
EBIT	466	285	64%		1,596	939	70%
as % of revenues	16.0%	12.7%			16.3%	12.9%
Cash flow from operations	635	386	65%		1,279	736	74%

(1) Adjusted to reflect the reclassification of activities to Discontinued operations;

Order growth remained at high levels in the fourth quarter across all businesses, led by transformers. Refurbishment of power grids and equipment for grid interconnections helped lift orders by more than 30 percent in Europe versus the fourth quarter of 2006. Orders were also strongly higher in the Americas, fuelled by utility spending in the U.S. and Brazil. New infrastructure investments supported double-digit order growth in Asia, while orders decreased in the Middle East and Africa, mainly the result of fewer large orders compared to the same quarter a year ago. Base orders for the division increased 36 percent (local currencies: 26 percent) compared to the fourth quarter of 2006.

Revenues increased in all businesses in the quarter, reflecting higher volumes from the strong order backlog and price increases to compensate for higher raw material costs. The increase in fourth-quarter EBIT and EBIT margin resulted mainly from higher revenues, continued

operational improvements and the positive impact from expanding capacity in lower-cost economies compared to the same period a year earlier.

Costs from the $240-million transformer consolidation program announced in 2005 amounted to $19 million in the fourth quarter of 2007 compared to $14 million in the fourth quarter of 2006. Program costs for the full year 2007 amounted to $34 million (2006: $38 million). Total transformer consolidation costs as of the end of 2007 amounted to $195 million.

Power Systems

	Q4 07	Q4 06	Change		2007	2006	Change
$ millions unless otherwise indicated			US$	Local			US$	Local
Orders	1,902	1,989	(4%)	(12%)	7,744	5,733	35%	26%
Order backlog (end Dec.)	8,209	5,627	46%	34%
Revenues	1,977	1,429	38%	27%	5,832	4,544	28%	20%
EBIT	179	93	92%		489	279	75%
as % of revenues	9.1%	6.5%			8.4%	6.1%
Cash flow from operations	245	185	32%		409	293	40%

Orders decreased in the fourth quarter of 2007 compared to a very strong quarter a year earlier. The volume of large orders decreased but base orders continued to increase, up 15 percent (local currencies: 5 percent). Orders more than doubled in Asia compared to the fourth quarter of 2006, due to a large order for a 2,000-kilometer ultrahigh-voltage power link in China. This was offset by fewer large orders compared to the same quarter a year ago, especially in the Americas and the Middle East.

Revenues rose in the fourth quarter on increased project execution from the strong order backlog. Both EBIT and EBIT margin increased significantly compared to the same period in 2006 on the combination of higher revenues, strong improvements in project selection and execution, greater capacity utilization and the expansion of engineering capacity in emerging markets.

Automation Products

	Q4 07	Q4 06	Change		2007	2006	Change
$ millions unless otherwise indicated			US$	Local			US$	Local
Orders	2,360	1,948	21%	10%	9,314	7,706	21%	13%
Order backlog (end Dec.)	3,490	2,439	43%	31%
Revenues	2,396	1,923	25%	14%	8,644	6,837	26%	18%
EBIT	410	300	37%		1,477	1,053	40%
as % of revenues	17.1%	15.6%			17.1%	15.4%
Cash flow from operations	451	274	65%		1,256	916	37%

Fourth-quarter orders continued to grow as most industrial customers increased their investments in efficiency improvements in the face of high raw material and energy costs. Growth was strongest in Asia and the Middle East and Africa, where orders were more than 50 percent higher (local currencies: more than 40 percent) than the same quarter in 2006. Orders in Europe increased only slightly as strong growth in eastern Europe was offset by flat order development in western Europe. In the Americas, strong order growth in South America more than compensated for slightly lower orders in North America that resulted from slower economic growth in the U.S. during the quarter.

Revenues increased in the quarter mainly due to higher volumes resulting from execution of the high order backlog and continued strong demand. Increased revenues, high factory loadings and further migration to lower-cost countries were the prime drivers of an increase in EBIT and EBIT margin versus the same quarter in 2006.

Process Automation

	Q4 07	Q4 06	Change		2007	2006	Change
$ millions unless otherwise indicated			US$	Local			US$	Local
Orders	2,343	1,381	70%	54%	7,935	6,550	21%	13%
Order backlog (end. Dec.)	5,951	3,991	49%	36%
Revenues	1,939	1,591	22%	11%	6,420	5,448	18%	10%
EBIT	220	164	34%		683	541	26%
as % of revenues	11.3%	10.3%			10.6%	9.9%
Cash flow from operations	456	171	167%		766	524	46%

Orders increased significantly in the fourth quarter and were strongly higher in all regions and most industrial sectors. Large orders from customers in the oil and gas, minerals and marine industries were among the main contributors to the growth. Product orders were also higher, particularly for turbochargers. Orders almost doubled in the Americas, led by Canada, Chile and Brazil. U.S. orders also continued to increase at a double-digit pace in the quarter. Order growth was more than 50 percent higher in both Europe and Asia (local currencies: more than 40 percent). Large orders increased by more than $650 million while base orders were 22 percent higher (local currencies: 11 percent).

Higher revenues in the fourth quarter reflect primarily the ongoing execution of the large order backlog. EBIT and EBIT margin increased versus the fourth quarter of 2006, mainly due to higher volumes, improved project management and greater sourcing from lower-cost engineering centers.

Robotics

	Q4 07	Q4 06	Change		2007	2006	Change
$ millions unless otherwise indicated			US$	Local			US$	Local
Orders	348	351	(1%)	(9%)	1,488	1,240	20%	13%
Order backlog (end Dec.)	529	441	20%	12%
Revenues	419	342	23%	13%	1,407	1,288	9%	3%
EBIT	25	(12)	n.a.		79	1	n.a.
as % of revenues	6.0%	(3.5%)			5.6%	0.1%
Cash flow from operations	27	47	(43%)		120	30	300%

Orders declined in the fourth quarter as continued demand growth in general industry, such as packaging, consumer electronics and food processing, could not offset decreased orders from the automotive sector, primarily in the U.S. Order growth in western Europe was offset by a decline in eastern Europe. Asian orders were more than 50 percent higher, led by Japan, South Korea and China.

Revenue growth in the fourth quarter reflected execution of the improved order backlog that developed over the first three quarters of 2007. The higher fourth-quarter EBIT and EBIT margin resulted from higher revenues. The increase versus the same period in 2006 also reflects efforts taken to improve project execution, reduce costs and refocus the product offering.

Non-core activities and Corporate

Non-core activities consist mainly of three equity investments in South America and Africa and the company’s corporate real estate activities. Non-core EBIT declined to $9 million in 2007 from $65 million the year before, mainly the result of asset writedowns and other adjustments to businesses that have been sold or closed. Corporate costs decreased in 2007 to $310 million from $321 million in 2006.

More information

The 2007 Q4 results press release and presentation slides are available on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations.

ABB will host a press conference today starting at 10:00 a.m. Central European Time (CET). U.K. callers should dial +44 207 153 8942. From Sweden, the number is +46 8 5069 2105, and from the rest of Europe, +41 91 610 56 00. Lines will be open 15 minutes before the start of the conference. Audio playback of the call will start one hour after the call ends and will be available for 72 hours: Playback numbers: +44 20 7108 6233 (U.K.), +41 91 612 4330 (rest of Europe) or +1 866 416 2558 (U.S./Canada). The code is 592, followed by the # key.

A meeting for analysts and investors is scheduled to begin today at 2:00 p.m. CET (8:00 a.m. EST). Callers should dial +1 412 858 4600 (from the U.S./Canada), +44 207 153 8942 (from the U.K.), or +41 91 610 56 00 (the rest of the world). Callers are requested to phone in 10 minutes before the start of the call. The audio playback of the call will start one hour after the end of the call and be available for two weeks. Playback numbers: +1 866 416 2558 (U.S./Canada) or +41 91 612 4330 (Europe and the rest of the world). The code is 412, followed by the # key.

Investor calendar 2008
Q1 2008 results	April 24, 2008
ABB Ltd Annual General Meeting	May 8, 2008
Q2 2008 results	July 24, 2008
Q3 2008 results	October 23, 2008

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 112,000 people.

Zurich, February 14, 2008
Michel Demaré, CEO

Important notice about forward-looking information

This press release includes forward-looking information and statements including the sections entitled “Strategy 2007 to 2011,” “Outlook”, Dividend and share buyback program,” “Compliance”, as well as other statements concerning the outlook for our business. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, costs associated with compliance activities, the amount of revenues we are able to generate from backlog and orders received, raw materials prices, market acceptance of new products and services, changes in governmental regulations and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

For more information please contact:

Media Relations:	Investor Relations:	ABB Ltd
Thomas Schmidt, Wolfram Eberhardt	Switzerland: Tel. +41 43 317 7111	Affolternstrasse 44
(Zurich, Switzerland)	Sweden: Tel. +46 21 325 000	CH-8050 Zurich, Switzerland
Tel: +41 43 317 6568	USA: Tel. +1 203 750 7743
media.relations@ch.abb.com	investor.relations@ch.abb.com

Appendix I

ABB fourth-quarter (Q4) and full-year 2007 key figures

$ millions unless otherwise indicated		Q4 07	Q4 06(1)	Change		2007	2006(1)	Change
				US$	Local			US$	Local
Orders	Group	8,868	7,129	24%	14%	34,348	27,048	27%	19%
	Power Products	2,751	2,005	37%	26%	11,320	8,572	32%	25%
	Power Systems	1,902	1,989	(4%)	(12%)	7,744	5,733	35%	26%
	Automation Products	2,360	1,948	21%	10%	9,314	7,706	21%	13%
	Process Automation	2,343	1,381	70%	54%	7,935	6,550	21%	13%
	Robotics	348	351	(1%)	(9%)	1,488	1,240	20%	13%
	Non-core activities	96	92	4%	(6%)	390	366	7%	(1%)
	Corporate (consolidation)	(932)	(637)			(3,843)	(3,119)
Revenues	Group	8,713	6,886	27%	16%	29,183	23,281	25%	18%
	Power Products	2,910	2,247	30%	20%	9,777	7,275	34%	27%
	Power Systems	1,977	1,429	38%	27%	5,832	4,544	28%	20%
	Automation Products	2,396	1,923	25%	14%	8,644	6,837	26%	18%
	Process Automation	1,939	1,591	22%	11%	6,420	5,448	18%	10%
	Robotics	419	342	23%	13%	1,407	1,288	9%	3%
	Non-core activities	100	98	2%	(9%)	424	382	11%	3%
	Corporate (consolidation)	(1,028)	(744)			(3,321)	(2,493)
EBIT	Group	1,145	763	50%		4,023	2,557	57%
	Power Products	466	285	64%		1,596	939	70%
	Power Systems	179	93	92%		489	279	75%
	Automation Products	410	300	37%		1,477	1,053	40%
	Process Automation	220	164	34%		683	541	26%
	Robotics	25	(12)	n.a.		79	1	n.a
	Non-core activities	(46)	20	n.a.		9	65	(86%)
	Corporate	(109)	(87)	(25%)		(310)	(321)	3%
EBIT margin	Group	13.1%	11.1%			13.8%	11.0%
	Power Products	16.0%	12.7%			16.3%	12.9%
	Power Systems	9.1%	6.5%			8.4%	6.1%
	Automation Products	17.1%	15.6%			17.1%	15.4%
	Process Automation	11.3%	10.3%			10.6%	9.9%
	Robotics	6.0%	(3.5%)			5.6%	0.1%

(1)  Adjusted to reflect the reclassification of activities to Discontinued operations

Appendix I (cont’d)

Q4 and full-year 2007 orders received and revenues by region

Q4 2007

$ millions	Orders received		Change		Revenues		Change
	Q4 07	Q4 06(1)	US$	Local	Q4 07	Q4 06(1)	US$	Local
Europe	3,506	2,824	24%	9%	3,840	3,288	17%	3%
Americas	1,734	1,505	15%	9%	1,552	1,214	28%	24%
Asia	2,792	1,669	67%	54%	2,275	1,716	33%	24%
Middle East and Africa	836	1,131	–26%	–28%	1,046	668	57%	51%
Group total	8,868	7,129	24%	14%	8,713	6,886	27%	16%

Full year 2007

	2007	2006(1)	US$	Local	2007	2006(1)	US$	Local
Europe	15,655	12,124	29%	19%	13,322	10,969	21%	12%
Americas	6,013	5,064	19%	15%	5,247	4,394	19%	16%
Asia	9,186	6,504	41%	32%	7,480	5,863	28%	20%
Middle East and Africa	3,494	3,356	4%	1%	3,134	2,055	53%	47%
Group total	34,348	27,048	27%	19%	29,183	23,281	25%	18%

(1)  Adjusted to reflect the reclassification of activities to Discontinued operations

Appendix II - Summary Financial Information

ABB Ltd Consolidated Income Statements

	Year Ended		Three Months Ended
$ millions, except per share data (unaudited)	Dec. 31, 2007	Dec. 31, 2006(1)	Dec. 31, 2007	Dec. 31, 2006 (1)
Sales of products	24,816	19,503	7,384	5,823
Sales of services	4,367	3,778	1,329	1,063
Total revenues	29,183	23,281	8,713	6,886
Cost of products	(17,292)	(13,967)	(5,192)	(4,196)
Cost of services	(2,923)	(2,570)	(898)	(720)
Total cost of sales	(20,215)	(16,537)	(6,090)	(4,916)
Gross profit	8,968	6,744	2,623	1,970
Selling, general & administrative expenses	(4,975)	(4,326)	(1,446)	(1,246)
Other income (expense), net	30	139	(32)	39
Earnings before interest and taxes	4,023	2,557	1,145	763
Interest and dividend income	273	147	90	39
Interest and other finance expense	(286)	(307)	(62)	(63)
Income from continuing operations before taxes and minority interest	4,010	2,397	1,173	739
Provision for taxes	(595)	(686)	113	(182)
Minority interest	(244)	(179)	(87)	(60)
Income from continuing operations	3,171	1,532	1,199	497
Income (loss) from discontinued operations, net of tax	586	(142)	554	(75)
Net income	3,757	1,390	1,753	422

Basic earnings (loss) per share
Income from continuing operations	1.40	0.72	0.52	0.23
Income (loss) from discontinued operations, net of tax	0.26	(0.07)	0.24	(0.04)
Net income	1.66	0.65	0.76	0.19
Weighted average basic shares (in millions)	2,258	2,128	2,294	2,176

Diluted earnings (loss) per share
Income from continuing operations	1.38	0.69	0.52	0.22
Income (loss) from discontinued operations, net of tax	0.25	(0.06)	0.24	(0.03)
Net income	1.63	0.63	0.76	0.19
Weighted average diluted shares (in millions)	2,308	2,248	2,311	2,299

Appendix II (cont’d) - Summary Financial Information

ABB Ltd Consolidated Balance Sheets

$ millions, except share data (unaudited)	Dec. 31, 2007	Dec. 31, 2006 (1)
Cash and equivalents	4,650	4,198
Marketable securities & short-term investments	3,460	528
Receivables, net	8,582	6,566
Inventories, net	4,863	3,807
Prepaid expenses	307	247
Deferred taxes	783	572
Other current assets	368	240
Assets held for sale and in discontinued operations	132	1,397
Total current assets	23,145	17,555

Financing receivables	487	539
Property, plant and equipment, net	3,246	2,793
Goodwill	2,421	2,369
Other intangible assets, net	270	286
Prepaid pension and other employee benefits	380	373
Investments in equity method companies	63	545
Deferred taxes	862	507
Other non-current assets	127	175
Total assets	31,001	25,142

Accounts payable, trade	4,167	3,279
Billings in excess of sales	829	394
Accounts payable, other	1,289	1,172
Short-term debt and current maturities of long-term debt	536	122
Advances from customers	2,045	1,490
Deferred taxes	371	226
Provision and other	3,342	2,864
Accrued expenses	1,737	1,513
Asbestos obligations	101	150
Liabilities held for sale and in discontinued operations	62	1,275
Total current liabilities	14,479	12,485

Long-term debt	2,138	3,160
Pension and other employee benefits	631	809
Deferred taxes	407	763
Asbestos obligations	—	282
Other liabilities	1,797	1,154
Total liabilities	19,452	18,653

Minority interest	592	451
Stockholders’ equity:
Capital stock and additional paid-in capital	5,634	4,514
Retained earnings	6,955	3,647
Accumulated other comprehensive loss	(1,330)	(2,019)
Less: Treasury stock, at cost (18,725,475 and 8,782,721 shares at December 31, 2007 and December 31, 2006)	(302)	(104)
Total stockholders’ equity	10,957	6,038
Total liabilities and stockholders’ equity	31,001	25,142

1) Adjusted to reflect the reclassification of activities to discontinued operations

Appendix II (cont’d) - Summary Financial Information
ABB Ltd Consolidated Statements of Cash Flows

	Year Ended		Three Months Ended
$ millions (unaudited)	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2006
Operating activities
Net income	$3,757	$1,390	$1,753	$422
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	602	570	167	156
Provisions	(362)	243	(166)	114
Pension and postretirement benefits	(61)	(4)	(43)	(9)
Deferred taxes	(351)	113	(408)	22
Net gain from sale of property, plant and equipment	(46)	(76)	(22)	(22)
Income from equity accounted companies	(55)	(95)	(5)	(28)
Minority interest	246	179	88	61
Loss (gain) on sale of discontinued operations	(541)	—	(541)	—
Other	132	190	24	44
Changes in operating assets and liabilities:
Trade receivables	(1,112)	(594)	(494)	(273)
Inventories	(551)	(512)	258	256
Trade payables	530	256	108	43
Billings in excess of sales	374	132	243	66
Advances from customers	411	461	63	102
Other assets and liabilities, net	81	(314)	444	86
Net cash provided by operating activities	3,054	1,939	1,469	1,040

Investing activities
Changes in financing receivables	56	67	(1)	30
Purchases of marketable securities (other than trading) and short-term investments	(10,115)	(4,743)	(2,843)	(1,368)
Purchases of property, plant and equipment and intangible assets	(756)	(536)	(288)	(218)
Acquisition of businesses (net of cash acquired)	(54)	(3)	(10)	(3)
Proceeds from sales of marketable securities (other than trading) and short-term investments	7,361	4,366	678	1,339
Proceeds from sales of property, plant and equipment	75	128	31	58
Proceeds from sales of businesses and equity accounted companies (net of cash disposed)	1,142	27	790	9
Net cash used in investing activities	(2,291)	(694)	(1,643)	(153)

Financing activities
Net changes in debt with maturities of 90 days or less	(19)	(26)	(15)	(14)
Increase in debt	210	151	64	81
Repayment of debt	(247)	(189)	(80)	(88)
Issuance of shares	241	47	88	47
Purchase of treasury shares	(199)	—	—	—
Dividends paid	(449)	(203)	—	—
Dividends paid to minority shareholders	(117)	(94)	1	(6)
Payments made upon induced bond conversion	—	(72)	—	—
Payments made upon bond exchange	—	(111)	—	3
Other	(45)	105	(17)	111
Net cash provided by (used in) financing activities	(625)	(392)	41	134

Effects of exchange rate changes on cash and equivalents	275	184	76	53
Adjustment for the net change in cash and equivalents in assets held for sale and in discontinued operations	39	25	54	10
Net change in cash and equivalents - continuing operations	452	1,062	(3)	1,084

Cash and equivalents beginning of period	4,198	3,136	4,653	3,114
Cash and equivalents end of period	4,650	4,198	4,650	4,198

Supplementary disclosure of cash flow information
Interest paid	246	274	70	50
Taxes paid	780	594	152	168
Carrying value of debt and accrued interest converted into capital stock	843	953	—	—

Appendix II (cont’d) - Summary Financial Information
ABB Ltd Consolidated Statements of Changes in Stockholders’ Equity

			Accumulated other comprehensive loss
$ millions (unaudited)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available- for- sale securities	Pension and other post retirement plan adjustments	Unrealized gain (loss) on cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total stockholders’ equity

Balance at January 1, 2006	$3,121	$2,460	$(1,756)	$1	$(214)	$7	$(1,962)	$(136)	$3,483
Comprehensive income:
Net income	—	1,390	—	—	—	—	—	—	1,390
Foreign currency translation adjustments	—	—	294	—	—	—	294	—	294
Effect of change in fair value of available-for-sale securities, net of tax	—	—	—	(3)	—	—	(3)	—	(3)
Minimum pension liability adjustments, net of tax	—	—	—	—	11	—	11	—	11
Change in derivatives qualifying as cash flow hedges, net of tax	—	—	—	—	—	67	67	—	67
Total comprehensive income	—	—	—	—	—	—	—	—	1,759
Adjustment upon adoption of SFAS 158, net of tax	—	—	—	—	(426)	—	(426)	—	(426)
Treasury share transactions	(1)	—	—	—	—	—	—	1	—
Shares issued to Asbestos PI Trust (CE Settlement Shares)	407	—	—	—	—	—	—	—	407
Dividends paid	—	(203)	—	—	—	—	—	—	(203)
Conversion of convertible bonds	903	—	—	—	—	—	—	25	928
Issuance of shares	47	—	—	—	—	—	—	—	47
Share-based payment arrangements	21	—	—	—	—	—	—	6	27
Call options	16	—	—	—	—	—	—	—	16
Balance at December 31, 2007	$4,514	$3,647	$(1,462)	$(2)	$(629)	$74	$(2,019)	$(104)	$6,038

			Accumulated other comprehensive loss
$ millions (unaudited)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available- for-sale securities	Pension and other post retirement plan adjustments	Unrealized gain (loss) on cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total stockholders’ equity
Balance at December 31, 2007	$4,514	$3,647	$(1,462)	$(2)	$(629)	$74	$(2,019)	$(104)	$6,038
Comprehensive income:
Net income	—	3,757	—	—	—	—	—	—	3,757
Foreign currency translation adjustments	—	—	505	—	—	—	505	—	505
Accumulated foreign currency translation adjustments allocated to divestments of businesses	—	—	51	—	—	—	51	—	51
Effect of change in fair value of available-for-sale securities, net of tax	—	—	—	9	—	—	9	—	9
Unrecognized income related to pensions and other post retirement plans, net of tax	—	—	—	—	59	—	59	—	59
Adjustments related to pensions and other post retirement plans allocated to divestments of businesses, net of tax	—	—	—	—	84	—	84	—	84
Change in derivatives qualifying as cash flow hedges, net of tax	—	—	—	—	—	(19)	(19)	—	(19)
Total comprehensive income	—	—	—	—	—	—	—	—	4,446
Treasury share transactions	(1)	—	—	—	—	—	—	(198)	(199)
Dividends paid	—	(449)	—	—	—	—	—	—	(449)
Conversion of convertible bonds	830	—	—	—	—	—	—	—	830
Issuance of shares	241	—	—	—	—	—	—	—	241
Share-based payment arrangements	45	—	—	—	—	—	—	—	45
Call options	5	—	—	—	—	—	—	—	5
Balance at December 31, 2007	$5,634	$6,955	$(906)	$7	$(486)	$55	$(1,330)	$(302)	$10,957

Appendix III — Notes

Taxes

Certain entities have deferred tax assets with a valuation allowance related to net operating loss carry-forwards and other items, primarily related to operations in the U.S. In the fourth quarter of 2007, recognition of some of these deferred tax assets met the more likely than not standard as outlined in the applicable accounting interpretation literature. Therefore, ABB recognized deferred tax assets of $475 million in the fourth quarter. As a result, ABB’s effective tax rate for the full year 2007 was reduced to 15 percent.

Reclassifications

Amounts reported for prior periods in the consolidated financial information have been reclassified to conform to the current period’s presentation, primarily as a result of the application of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment of Disposal of Long-Lived Assets, in reflecting assets and liabilities held for sale and in discontinued operations. ABB Lummus Global was reclassified in the first quarter of 2007 from Non-core activities to discontinued operations and a transformer business in South Africa was reclassified in the third quarter from the Power Products division to discontinued operations.

Debt and equity securities transactions

During the first nine months of 2007, bondholders of the Company’s Sfr. 1 billion convertible bonds, due 2010, fully exercised their right to convert the bonds. This resulted in a reduction in long-term debt of approximately $825 million and an increase in equity of $830 million.

During the second quarter of 2007, a bank holding call options (related to ABB’s management incentive program launches during 2001, 2003 and 2004), which had been issued by the Company at fair value and with strike prices ranging from Sfr. 7.00 to Sfr. 13.49, exercised a portion of these options resulting in the issuance of 17.2 million shares and a net increase in the Company’s capital stock and additional paid-in capital of $153 million. In the fourth quarter of 2007, a further amount of these call options was exercised by the bank. This resulted in the issuance of a further 2.4 million shares and a net increase in the Company’s capital stock and additional paid-in capital of approximately $28 million.

During the second quarter of 2007, the Company purchased on the open market 10 million of its own shares for use in connection with its employee incentive plans. These transactions resulted in an increase in treasury stock by $199 million.

In the fourth quarter of 2007, the Company issued 3.7 million shares to employees in connection with its Employee Share Acquisition Plan. (Under this plan employees save over a 12-month period and at the end of the period choose whether to exercise their options to buy ABB shares using their savings plus interest.) This share issuance resulted in a net increase in the Company’s capital stock and additional paid-in capital of approximately $60 million.

Employee benefits funding

In 2007 ABB made $297 million of contributions to its pension plans and $12 million to its other post-retirement plans. This includes an additional contribution made of $49 million during the third quarter of this year to ABB’s German pension plan.

Accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances fair value measurement disclosure. SFAS 157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 provides a single definition for fair value that is to be applied consistently for all accounting applications (excluding requirements of other standards), and also generally describes and prioritizes according to reliability the methods and inputs used in valuations.  In February 2008 the FASB issued Staff Position FSP No. 157-b, the Effective Date of FASB Statement No. 157” (FSP 157-b).  FSP 157-b delays the effective data of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of fiscal year 2009.  The Company is currently evaluating the impact of adopting SFAS 157 on its fair value measurements with respect to those nonfinancial assets and nonfinancial liabilities that are subject to delayed application under FSP 157-b.  The measurement and disclosure requirements related to financial assets and financial liabilities are effective for the Company beginning in the first quarter of fiscal year 2008.  With respect to fair value measurement of these financial instruments, the adoption of SFAS 157 is not expected to have a significant impact on the Company’s consolidated financial statements.  However, the resulting fair values calculated under SFAS 157 after adoption may be different than the fair values that would have been calculated under previous guidance.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115 (SFAS 159). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement. SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (SFAS 160) and revised Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS 141(R)). Among other things, the statements require most assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at full fair value and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. The Company will apply SFAS 141(R) to business combinations occurring after the effective date. SFAS 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date.

Local currencies

The results of operations and financial position of many of ABB’s subsidiaries are recorded in the currencies of the countries in which those subsidiaries reside. The Company refers to these as “local currencies.” However, ABB reports its operational and financial results in U.S. dollars. Differences in our results in local currencies as compared to U.S. dollars are caused exclusively by changes in currency exchange rates.

Appendix IV

Reconciliation of non-GAAP financial measures regarding fiscal year 2007

($ millions, unaudited)

EBIT margin
Earnings before interest and taxes (EBIT)	4,023
Revenues	29,183
EBIT margin (EBIT as % of revenues)	13.8%

Finance net
Interest and dividend income	273
Interest and other finance expense	(286)
Finance net	(13)

Normalized net income
Net income	3,757
Impact from recognition of deferred tax assets	(475)
Gain on the sale of ABB Lummus Global	(530)
Normalized net income	2,752

Normalized basic net income per share
Normalized net income	2,752
Weighted average number of shares outstanding (in millions)	2,258
Normalized basic net income per share	1.22

Normalized net income refers to our 2007 net income adjusted for two positive items that management does not believe will be repeated and therefore do not reflect normal operating results. Management believes that normalized net income provides a more meaningful way to compare the company’s results with previous periods.

Free cash flow (FCF) and as a share of net income (cash conversion)
Net cash provided by operating activities	3,054
Changes in financing receivables	56
Purchases of property, plant and equipment	(756)
Proceeds from sales of property, plant and equipment	75
Free cash flow	2,429
Net income	3,757
Free cash flow as a share of net income	65%

Free cash flow as a share of normalized net income
Free cash flow	2,429
Normalized net income	2,752
Free cash flow as a share of normalized net income	88%

Free cash flow as a share of net income (also referred to as cash conversion ratio) is a financial measure that is calculated by dividing our FCF by our net income. Management believes FCF and the cash conversion ratio are measures that are helpful in analyzing the cash generated and it uses FCF as a share of net income as a performance target.

Net cash
Short-term debt and current maturities of long-term debt	(536)
Long-term debt	(2,138)
Total debt	(2,674)

Cash and equivalents	4,650
Marketable securities and short-term investments	3,460
Cash and marketable securities	8,110
Net cash	5,436

Net cash is a financial measure that is calculated as cash and equivalents plus marketable securities and short-term investments, less total debt.

Gearing
Total debt	2,674
Total stockholders’ equity	10,957
Minority interest	592
Gearing	19%

Gearing is a financial measure that is calculated as total debt divided by the sum of total debt plus total stockholders’ equity, including minority interest. Total debt used for the purpose of calculating net debt and gearing equals long-term debt plus short-term debt and current maturities of long-term debt. Management believes net cash and gearing are helpful in analyzing leverage and considers both measures in evaluating possible financing transactions.

Return on capital employed (after tax)

= EBIT x (1-tax rate) / Capital employed

EBIT	4,023
Provision for taxes	595
Income from continuing operations before taxes and minority interest	4,010
Tax rate	15%

Capital employed
= fixed assets+ net working capital
Property, plant and equipment, net	3,246
Goodwill	2,421
Other intangible assets, net	270
Investments in equity method companies	63
Fixed assets	6,000

Receivables, net	8,582
Inventories, net	4,863
Prepaid expenses	307
Accounts payable, trade	(4,167)
Billings in excess of sales	(829)
Accounts payable, other	(1,289)
Advances from customers	(2,045)
Accrued expenses	(1,737)
Net working capital	3,685
Capital employed	9,685

ROCE (after tax)	35%

Normalized tax rate
Provision for taxes	595
DTA impact	475
Income from continuing operations before taxes and minority interest	4,010
Normalized tax rate	27%
Normalized ROCE (after tax) = EBIT x (1-normalized tax rate) / Capital employed	30%

Return on capital employed (ROCE) is a financial measure defined above that management believes is a useful performance measure to assess how efficiently we are using our capital. ABB has published a ROCE performance target for 2011.

Press Release

For your business and technology editors

ABB CEO Fred Kindle leaves company

ABB pre-announces record 2007 results, doubling of dividend and share buyback

Zurich, Switzerland, Feb. 13, 2008 — ABB Chief Executive Officer Fred Kindle is leaving the company due to irreconcilable differences about how to lead the company. The Board of Directors named Chief Financial Officer Michel Demaré as interim CEO.

Fred Kindle joined the company in September 2004 and took over as President and CEO in January 2005. He oversaw a period of strong organic growth and a return to profitability at ABB.

The Board fully supports the strategic targets announced in September 2007 and is confident in the Executive Committee’s ability to drive the strategy forward. The Board will immediately begin the search for a successor.

“The Board is very thankful to Fred Kindle for driving the company to the extraordinary level of performance it achieved over the last three years,” Chairman Hubertus von Grünberg said. “He successfully streamlined and strengthened the company’s operations around the world. Under his leadership, ABB today is a leading company in respect of growth, profitability and business ethics.”

Von Grünberg and Demaré will today host a telephone conference for the media, financial analysts and investors starting at 10 a.m. CET. The dial-in numbers are +41 91 610 5600 (Europe and rest of the world), +44 20 7107 0611 (U.K.), and +46 8 5069 2105 (Sweden). Participants should call in 10-15 minutes before the briefing starts.

In addition, ABB pre-announced full-year and fourth-quarter 2007 results.

Fourth-quarter orders received were $8.9 billion (full-year 2007: $34.3 billion). Fourth-quarter revenues amounted to $8.7 billion (full-year 2007: $29.2 billion). Earnings before interest and taxes (EBIT) in the quarter reached $1.1 billion (full-year 2007: $4 billion) and the EBIT margin increased to 13.1 percent from 11.1 percent a year earlier (full-year 2007: 13.8 percent).

Net income in the fourth quarter amounted to $1.8 billion. Included in net income is a gain on the sale of ABB Lummus Global of $530 million and a positive impact of $475 million from the recognition of deferred tax assets. Full-year 2007 net income amounted to $3.8 billion compared with $1.4 billion in 2006.

The ABB Board of Directors will propose a dividend of 0.48 Swiss francs per share to the annual general meeting on May 8, 2008. The dividend will be in the form of a nominal value reduction.

In addition, the company has decided to start a share buyback program up to a maximum value of

2.2 billion francs, equivalent at current exchange rates to approximately $2 billion. The share buyback is designed to allow shareholders to benefit from ABB’s improved profitability and strong cash generation, while maintaining sufficient financial flexibility for the company’s growth ambitions.

ABB will report its complete 2007 results and hold media and analyst briefings tomorrow, Thursday, Feb. 14, as scheduled.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs more than 110,000 people.

For more information please contact:

Media Relations:	Investor Relations:
Corporate Communications
Thomas Schmidt, Wolfram Eberhardt	Switzerland:	Tel.+41 43 317 7111
Tel:+41 43 317 6568	Sweden:	Tel.+46 21 325 719
Fax:+41 43 317 7958	USA:	Tel.+1 203 750 7743
media.relations@ch.abb.com	investor.relations@ch.abb.com

October — December 2007 — Q4

ABB Ltd announces that the following members of the Executive Committee or Board of Directors of ABB have purchased, sold or been granted ABB’s registered shares, warrants and warrant appreciation rights, in the following amounts:

Name	Date	Description	Purchased or Granted	Sold	Price
Roger Agnelli	15 November 2007	Shares	1677		CHF 30.96
Michel de Rosen	15 November 2007	Shares	1677		CHF 30.96
Louis R. Hughes	15 November 2007	Shares	1677		CHF 30.96
Hans-Ulrich Maerki	15 November 2007	Shares	6149		CHF 30.96
Michael Treschow	15 November 2007	Shares	1677		CHF 30.96
Hubertus von Grünberg	15 November 2007	Shares	6779		CHF 30.96
Bernd W. Voss	15 November 2007	Shares	2273		CHF 30.96
Jacob Wallenberg	15 November 2007	Shares	3354		CHF 30.96
Fred Kindle*	15 November 2007	Shares	490		CHF 18.55
Michel Demare*	15 November 2007	Shares	490		CHF 18.55
Gary Steel*	15 November 2007	Shares	490		CHF 18.55
Ulrich Spiesshofer*	15 November 2007	Shares	490		CHF 18.55
Bernhard Jucker*	15 November 2007	Shares	490		CHF 18.55
Tom Sjökvist*	15 November 2007	Shares	490		CHF 18.55
Anders Jonsson*	15 November 2007	Shares	490		CHF 18.55

Name	Date	Description	Purchased or Granted	Sold	Price
Veli-Matti Reinikkala	15 November 2007	Shares	508		USD 14.75
Anders Jonsson**	15 November 2007	Shares	490		CHF 18.55
Peter Leupp*	15 November 2007	Shares	490		CHF 18.55
Ravi Uppal*	15 November 2007	Shares	356		CHF 18.55
Bernhard Jucker	10 December 2007	Warrant Appreciation Rights (WAR)		375,000	CHF 5.04
Peter Leupp	10 December 2007	Warrant Appreciation Rights (WAR)		150,000	CHF 5.04
Tom Sjökvist	10 December 2007	Warrant Appreciation Rights (WAR)		375,000	CHF 5.16
Veli-Matti Reinikkala	10 December 2007	Warrant Appreciation Rights (WAR)		5,000	CHF 5.19
Veli-Matti Reinikkala	10 December 2007	Warrant Appreciation Rights (WAR)		70,000	CHF 5.14
Anders Jonsson	11 December 2007	Warrant Appreciation Rights (WAR)		375,000	CHF 5.19
Ravi Uppal	11 December 2007	Warrant Appreciation Rights (WAR)		100,000	CHF 5.22
Anders Jonsson**	11 December 2007	Warrants		100,000	CHF 5.31
Anders Jonsson**	11 December 2007	Warrant Appreciation Rights (WAR)		100,000	CHF 5.19

Key:	* - Shares were purchased under the ABB Employee Share Acquisition Plan
** - Transaction by Ulla Jonsson, spouse of Anders Jonsson.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: February 14, 2008	By:	/s/ Michel Gerber
	Name:	Michel Gerber
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Vice President and
Assistant General Counsel